

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2021

Jorge de Pablo
Chief Executive Officer
Enphys Acquisition Corp.
216 East 45th Street
13th Floor
New York, NY 10017

> **Re: Enphys Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 27, 2021**
> **File No. 333-257932**

Dear Mr. de Pablo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 Filed August 27, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1.   It appears that the dual dating of the audit report should reference the revised disclosures in Notes 5 and 9, rather than Notes 4 and 9. Please advise or revise as appropriate. It also appears that the consent of the independent registered public accounting firm included as Exhibit 23.1 should be similarly revised. In addition, the disclosure provided in Note 9 with respect to the 80,000 Founders Shares to be issued to the independent directors should also reference the related disclosures provided in Note 5, rather than Note 4 to the financial statements.

You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jason McCaffrey